UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

2 Wall Street
8th Floor
New York, NY 10005
(646) 694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 9, 2021, Zhongkuo Liu resigned from his position as a member of the Board of Directors of Wins Finance Holdings Inc. (the “Company”).

On August 10, 2021, the Company’s Board of Directors appointed Xin He as a director of the Company to fill the vacancy created by the resignation described above. Mr. He will serve on each of the Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors.

Mr. He Xin (“Mr. He”) served as a business manager of the export department of China RailwayImport and Export Company under the Ministry of Railway（鐵道部中鐵進出口公司）from July 1992 to June 1994. From June 1994 to May 2005, he worked as a secretary of the administrative department of Shenzhen Golden Century Development Company Limited（深圳金世紀發展有限公司）. From May 2005 to September 2009, he served as an investment manager of the international department of China Merchants Securities Company Limited. From September 2010 to March 2014, he was a vice president of Beijing Yingguxinye Investment Co., Ltd. From March 2014 to August 2016, he was director and a general manager of Ningxia Yinggu Industry Company Limited（寧夏盈谷實業股份有限公司）. From August 2016 to present, he has been serving as a general manager of Beijing Yingguxinye Investment Co., Ltd. Mr. He joined Tianjin TEDA Biomedical Engineering Company Limited in December 2018 and was appointed as executive director of the Company. Mr. He graduated from Beijing Jiaotong University in Mechanical Engineering, and Obtain MBA degree from University Technology Sydney.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 2021

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer